UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

CLIFTON STAR RESOURCES, INC.

______________________________________________________________________________________

(Name of Issuer)

Common Stock

______________________________________________________________________________________

(Title of Class Securities)

18713J108

___________________________________

(CUSIP Number)

March 12, 2012

______________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of

Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of t he Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

CUSIP No. 18713J108

1	NAME OF REPORTING PERSONS. Richard C. McKenzie, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 632,900
	6	Shared Voting Power 1,233,900
	7	Sole Dispositive Power 632,900
	8	Shared Dispositive Power 1,233,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.23%
12	Type of Reporting Person (See Instructions) IN

Page 3 of 8 Pages

CUSIP No. 18713J108

1	NAME OF REPORTING PERSONS. Seven Bridges Foundation, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 06-1498953
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 838,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 838,450
9	Aggregate Amount Beneficially Owned by Each Reporting Person 838,450
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.35%
12	Type of Reporting Person (See Instructions) CO

Page 4 of 8 Pages

CUSIP No. 18713J108

1	NAME OF REPORTING PERSONS. Richard C. McKenzie, Jr. Annuity Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-6104915
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 395,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 395,450
9	Aggregate Amount Beneficially Owned by Each Reporting Person 395,450
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 1.11%
12	Type of Reporting Person (See Instructions) OO

Page 5 of 8 Pages

CUSIP No. 18713J108

 Item 1.

(a)	Name of Issuer
Clifton Star Resources, Inc.
(b)	Address of Issuer’s Principal Executive Offices
Ste. 836 – 470 Granville Street Vancouver, BC V6C 1V5

Item 2.

(a)	Name of Person Filing

This Schedule is being filed by each of:

Richard C. McKenzie, Jr.

Seven Bridges Foundation, Inc.

Richard C. McKenzie, Jr. Annuity Trust

Richard C. McKenzie, Jr. is an individual investor.  Seven Bridges Foundation, Inc. is a private operating foundation, and Mr. McKenzie is its President.  The Richard C. McKenzie, Jr. Annuity Trust is a trust created by Mr. McKenzie for the benefit of his descendants for which Mr. McKenzie acts as investment trustee.  Mr. McKenzie has no equitable ownership interest in the shares owned by the Foundation or the Trust..

(b)	Address of Principal Business office or, if None, Residence
118 John Street, Greenwich, CT 06803
(c)	Citizenship
Connecticut
(d)	Title of Class Securities
Common Stock
(e)	CUSIP Number
18713J108

Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[	]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[	]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[	]	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned: 1,866,800

(b) Percent of class: 5.23%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 1,866,800

(ii) Shared power to direct the vote: 1,866,800

(iii) Sole power to dispose or to direct the disposition of: 1,866,800

(iv) Shared power to dispose or to direct the disposition of: 1,866,800

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 8 of 8 Pages

SIGNATURE

Date:  June 6, 2012

/s/ Richard C. McKenzie, Jr.

Richard C. McKenzie, Jr.

 SEVEN BRIDGES FOUNDATION, INC.

By: /s/ Lincoln W. Briggs
Name: Lincoln W. Briggs
Its: Secretary

  RICHARD C. McKENZIE, JR. ANNUITY TRUST

By: /s/ Stephen C. Walker
Name: Stephen C. Walker
Its: Trustee

EXHIBIT A - JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date, and any amendments thereto, with respect to beneficial ownership by the undersigned of shares of the common stock of Clifton Star Resources, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 6, 2012

/s/ Richard C. McKenzie, Jr.

Richard C. McKenzie, Jr.

 SEVEN BRIDGES FOUNDATION, INC.

By: /s/ Lincoln W. Briggs
Name: Lincoln W. Briggs
Its: Secretary

  RICHARD C. McKENZIE, JR. ANNUITY TRUST

By: /s/ Stephen C. Walker
Name: Stephen C. Walker
Its: Trustee